
07005538

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53596

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/06 (MM/DD/YY) AND ENDING 12/31/06 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: MAKO FINANCIAL MARKETS, LLC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

25 CHRISTOPHER STREET,
(No. and Street)

LONDON (City), EC2A 2BS (State), UNITED KINGDOM (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LORRAINE BAINES +44 207 862 0600
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ERNST & YOUNG LLP
(Name – *if individual, state last, first, middle name*)

1 MORE LONDON PLACE (Address), LONDON (City), SE1 2AF (State), UNITED KINGDOM (Zip Code)

PROCESSED
APR 11 2007
THOMSON FINANCIAL

SEC MAIL PROCESSING
RECEIVED
MAR 01 2007
WASH. D.C. 202 SECTION

CHECK ONE:

- ☐ Certified Public Accountant
- ☐ Public Accountant
- ☑ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

3/24
AB 4/14

Kingdom of England
City of London

OATH OR AFFIRMATION

I, DAVID SEGEL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MAKO FINANCIAL MARKETS LLC, as of FEBRUARY 27, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

CHIEF EXECUTIVE OFFICER
Title

SUBSCRIBED AND SWORN TO AT LONDON, ENGLAND, THIS 27TH DAY OF FEBRUARY, 2007, BEFORE ME:



Notary Public

Notary Public London, England
(Nigel P. Ready)
(My commission expires with Life)

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

****For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CONTENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
Mako Financial Markets, L.L.C.

We have audited the accompanying consolidated statement of financial condition of Mako Financial Markets, L.L.C. (the "Company") as of December 31, 2006. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this statement of financial condition based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, and evaluating the overall statement of financial condition presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition, referred to above presents fairly, in all material respects, the consolidated financial position of Mako Financial Markets, L.L.C. at December 31, 2006, in conformity with accounting principles generally accepted in the United States.



Ernst & Young LLP
Independent Registered Public Accounting Firm
London
27th February 2007

Mako Financial Markets, L.L.C.

STATEMENT OF FINANCIAL CONDITION

December 31, 2006

	USD '000s
ASSETS	
Cash	165
Receivable from clearing broker	189
Brokerage receivable, net	96
Other assets	9
Total assets	**459**
LIABILITIES AND MEMBER'S CAPITAL	
Brokerage payable	46
Other liabilities and accrued expenses	84
Total liabilities	**130**
Member's capital	329
Total liabilities and member's capital	**459**

The accompanying notes are an integral part of this statement.

Mako Financial Markets, L.L.C.

NOTES TO FINANCIAL STATEMENTS

December 31, 2006

NOTE A - GENERAL BUSINESS

Mako Financial Markets, L.L.C. (the "Company"), a Delaware limited liability company formed on 19 July 2001, is a broker-dealer registered with the National Association of Securities Dealers, Inc and with the Commodity Futures Trading Commission.

At the start of the year the Company was wholly owned by Mako Global Derivatives L.L.C. who in turn was owned by Mako Global Derivatives Executives, L.L.P. During the year there was a change in ownership between entities under common control. At the year end the Company is wholly owned by Mako Global Derivatives Executives, L.L.P. (the "Parent"), which in turn forms part of the Mako Group of companies.

The Company's operations consists of brokering activities in futures, options on equities and indexes and options on futures instruments. The Company's clients primarily comprise institutional and proprietary trading businesses.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES

Property and Equipment

Fixed assets, which are comprised primarily of fixtures and fittings, are recorded at cost and depreciated over their estimated useful lives (three to five years) using the straight-line method. Property and equipment amounting to $36,500 is fully depreciated but remains in use by the Company.

Receivable from Clearing Broker

Amounts receivable from clearing broker represent cash held at the clearer as a security deposit.

Income Taxes

The operations of the Company will be included in the taxable income of the sole member and, accordingly, no provision for Federal state or local income taxes is recorded in the financial statements.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts in the financial statement and accompanying notes. Actual results could differ from those estimates.

NOTE B - SIGNIFICANT ACCOUNTING POLICIES (Continued)

Clearing Agent

Customer securities transactions are cleared on behalf of the Company by a clearing broker, on a fully disclosed basis, pursuant to a clearing agreement. The Company has agreed to indemnify the clearing broker on behalf of trading activities of its customers.

Brokerage Receivable and Payable

Brokerage receivable represents commission receivable from the company's clients for trades arranged. Brokerage commission receivables are shown net of provisions for doubtful debts as necessary. Brokerage payable represents commission payable to other brokers for trades arranged through them.

NOTE C - NET CAPITAL REQUIREMENT

As a registered broker-dealer with the Securities Exchange Commission ("SEC"), the Company is subject to the SEC's net capital Rule 15c 3-1 and CFTC Regulation 1.17 which requires the maintenance of a minimum net capital of $45,000. Net capital changes from day to day, but at December 31, 2006, the Company had net capital of $224,000, which exceeded its requirement of $45,000 by $179,000.

Advances to affiliates, dividend payments and other equity withdrawals are subject to certain notification and other limitation provisions of the SEC and other regulatory bodies.

The Company is exempt from SEC Rule 15c 3-3 under provision (k) (2) (ii) of that rule.

NOTE D – FAIR VALUES

All assets and liabilities which qualify as financial instruments are recorded at amounts approximating fair value due to the short term nature of such balances.

END